SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ID GLOBAL SOLUTIONS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

45112X107

(CUSIP Number

Douglas W. Solomon

c/o ID Global Solutions Corporation

160 East Lake Brantley Drive

Longwood, Florida 32779

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 45112X107	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS: Douglas W. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 40,373,030 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,373,030 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,373,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 15.5% (2)
14	TYPE OF REPORTING PERSON* Douglas W. Solomon: IN

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 40,373,030 shares of common stock, which includes (i) 17,873,030 shares of common stock held directly by the Reporting Person; (ii) a common stock option to acquire 20,000,000 shares of common stock at $0.10 per share; and (iii) a common stock purchase warrant to acquire 2,500,000 shares of common stock at $0.03 per share.  Mr. Solomon is an officer and principal of the entity, and he may be deemed the beneficial owner of the shares held by such entity.

(2) Percentage of class calculated based on an aggregate of 238,289,125 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of ID Global Solutions Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 160 East Lake Brantley Drive, Longwood, Florida 32779.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Douglas W. Solomon (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o ID Global Solutions Corporation, 160 East Lake Brantley Drive, Longwood, Florida 32779.

The Reporting Person serves as Chief Operating Officer and Chairman of the Issuer which is principally involved in the development of biometric products and solutions for global government, enterprise, and consumer markets with a focus on biometric handheld identification and biometric mobile payment.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 16, 2013 and December 17, 2015, the Reporting Person participated in financings of the company pursuant to which the Reporting Person acquired 1,500,000 and 1,734,722 shares of common stock of the Issuer, respectively.

On May 13, 2015, the Reporting Person participated in a convertible debenture financing of the Company in consideration of a Secured Convertible Debenture and a common stock purchase warrant to acquire 2,500,000 shares of common stock exercisable for a period of five years at an exercise price of $0.055, subject to anti-dilution protection, which such anti-dilution adjusted the exercise price to $0.03. The Secured Convertible Debenture was converted by the Reporting Person into common stock at $0.03 per share.

On September 25, 2015, Issuer granted to the Reporting Person a common stock option to acquire 20,000,000 shares of common stock at $0.10 per share in consideration for the Reporting Person's services as COO of the Issuer.

On February 9, 2016, the Reporting Person acquired 14,638,308 shares of common stock of the Issuer in connection with that certain Share Exchange Agreement entered into between Issuer and Fin Holdings, Inc., a Florida corporation ("FIN"), and all of the FIN shareholders (the "FIN Shareholders"), pursuant to which the Company agreed to acquire 100% of the issued and outstanding shares of FIN (the "FIN Shares") and FIN's two wholly-owned subsidiaries, ID Solutions, Inc. and Cards Plus Pty Ltd. (collectively, the "Subsidiaries"), from the FIN Shareholders. In consideration for the FIN Shares, the Company issued and sold to the FIN Shareholders an aggregate of 22,500,000 shares of common stock of the Company at a per share price of $0.40 or $9,000,000 in shares of common stock of the Company. The closing occurred on February 10, 2016.

The issuance of the above securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of November 30, 2016, the Reporting Person beneficially owned an aggregate of 40,373,030 or 15.5% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No. 10.1 10.2 10.3

Description of Exhibit

Form of Securities Purchase Agreement entered on May 13, 2015 (1)

Form of Common Stock Purchase Warrant issued on May 13, 2015 (1)

Share Exchange Agreement by and between ID Global Solutions Corporation, Fin Holdings, Inc. and the Fin Holdings, Inc. shareholders (2)

(1) Incorporated by reference to the Form 10-Q Quarterly Report for the quarterly period ended March 31, 2015 filed May 15, 2015

(2) Incorporated by reference to the Form 8-K Current Report filed February 12, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 5, 2016

/s/ Douglas W. Solomon

Douglas W. Solomon